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
                                                                                                    Exhibit (12)
                                                CMS ENERGY CORPORATION
                                          Ratio of Earnings to Fixed Charges
                                                 (Millions of Dollars)



                                                                            Years Ended December 31
                                                         1996         1995        1994         1993        1992
                                                                                                             (b)
Earnings as defined (a)
Net income                                              $ 240        $ 204       $ 179        $ 155       $(297)
Income taxes                                              139          118          92           75        (146)
Exclude equity basis subsidiaries                         (85)         (57)        (18)          (6)         10
Fixed charges as defined, adjusted to
  exclude capitalized interest of $8,
  $8, $6, $5, and $3 for the years
  ended December 31, 1996, 1995,
  1994, 1993, and 1992,
  respectively                                            296          280         237          245         228
                                                        -----        -----       -----        -----       -----
Earnings as defined                                     $ 590        $ 545       $ 490        $ 469       $(205)
                                                        =====        =====       =====        =====       =====

Fixed charges as defined (a)
Interest on long-term debt                              $ 230        $ 224       $ 193        $ 204       $ 169
Estimated interest portion of lease rental                 10            9           9           11          16
Other interest charges                                     29           27          18           24          35
Preferred securities dividends
 and distributions                                         54           42          36           17          16
                                                        -----        -----       -----        -----       -----
Fixed charges as defined                                $ 323        $ 302       $ 256        $ 256       $ 236
                                                        =====        =====       =====        =====       =====

Ratio of earnings to fixed charges                       1.83         1.81        1.91         1.83           -
                                                        =====        =====       =====        =====       =====

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 1992, fixed charges exceeded earnings by $441 million.  Earnings as defined include a $520 million pretax loss on the settlement of MCV Power Purchases, $(15) million for potential customer refunds and other reserves related to 1992 but recorded in 1991, and $6 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company.  The ratio of earnings to fixed charges would have been 1.30 excluding these amounts.

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